Exhibit 99.1

For immediate release

NEW DATA VALIDATES PREVU* LT SKIN STEROL TEST

Lab-processed format of PREVU* reliably measures skin sterol

Toronto, Ontario (July 26, 2005) - - PREVU* LT Skin Sterol Test, the lab-processed format of IMI International Medical Innovations Inc.’s (Amex: IME; TSX: IMI) non-invasive test for cardiovascular disease risk assessment, can effectively measure skin tissue cholesterol on the palm of the hand, according to new data presented today at the American Association for Clinical Chemistry (AACC) Annual Meeting, in Orlando, Florida.

“This data clearly validates the PREVU* LT format, showing that skin samples can be reliably taken and sent to a laboratory for batch analysis of skin sterol levels,” said Dr. Brent Norton, President and Chief Executive Officer. “Equally important, this study represents the first data showing that results from PREVU* LT and PREVU* POC are comparable. It’s also the first time that data on PREVU* LT has been presented in a scientific forum, which enhances the credibility and market visibility of this new test format.”

The PREVU* family of products also includes PREVU* Point of Care (POC) Skin Sterol Test, which is cleared for sale and currently being commercialized in Canada, the U.S. and select European markets, and PREVU* PT Skin Sterol Test, a home-use format of the technology that is still in development. PREVU* is marketed worldwide by McNeil Consumer Healthcare, Canada.

About the Study
The study tested 156 normal patients with PREVU* LT, demonstrating no difference between males (0.204) and females (0.222). Sampling from left and right palms showed no significant differences between mean skin sterol values (0.222 and 0.221 respectively). Reproducibility of PREVU* LT was also shown to be similar to that of PREVU* POC. For 99 patients attending a cardiology clinic, the data showed a statistically significant relationship (p=0.013) between results from PREVU* LT and results from PREVU* POC.

The abstract, titled A novel, non-invasive skin-stripping device and method for measurement of cholesterol in skin samples, was co-authored by P.Horsewood, R. Zawydiwski, M. Evelegh, M. Patterson, S. Dudek and M. Gupta.

PREVU* LT is currently in numerous clinical trials, including a 25,000-participant study in the life-insurance testing industry that is being conducted with the participation of selected U.S. life insurers and other industry partners. According to the most recent data, in 2003 approximately 13.5 million individual life insurance policies were purchased in the United States, a significant number of which do not include a cardiovascular disease assessment. PREVU* LT could be a cost effective tool for insurance companies to better manage this risk.

About IMI
IMI (www.imimedical.com) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For information regarding PREVU*, please go visit www.PREVU.com.

Corporate Name Change
In September 2005, IMI will change its corporate name to PreMD Inc. to better reflect the company’s leading position in the predictive medicine field. The new website will be www.premdinc.com.

For North American sales inquiries related to PREVU* POC Skin Sterol Test, please call McNeil’s customer service hotline at 1-866-283-8328. For European sales inquiries, please call 00-800-8283-8328. All e-mail inquiries may be forwarded to yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, the inability of the Company to change its name to PreMD Inc. in the time projected due to any reason, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

# # #

For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	John Nesbett/Sally Martin
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	jnesbett@investorrelationsgroup.com
smartin@investorrelationsgroup.com